UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

CinCor Pharma, Inc.

(Name of Issuer)

Common stock, $0.00001 par value per share

(Title of Class of Securities)

17240Y109

(CUSIP Number)

January 11, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 13 Pages
Exhibit Index: Page 11

SCHEDULE 13G
CUSIP No. 17240Y109	Page 2 of 11 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,980,706

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,980,706

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,980,706

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13G
CUSIP No. 17240Y109	Page 3 of 11 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,980,706

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,980,706

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,980,706

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

SCHEDULE 13G
CUSIP No. 17240Y109	Page 4 of 11 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP III, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,980,706

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,980,706

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,980,706

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

SCHEDULE 13G
CUSIP No. 17240Y109	Page 5 of 11 Pages
1	NAMES OF REPORTING PERSONS
Robert Adelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,980,706

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,980,706

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,980,706

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13G
CUSIP No. 17240Y109	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS
Corey Goodman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,980,706

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,980,706

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,980,706

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13G
CUSIP No. 17240Y109	Page 7 of 11 Pages
1	NAMES OF REPORTING PERSONS
Aaron Royston

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,980,706

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,980,706

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,980,706

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 17240Y109	Page 8 of 11 Pages
Item 1(a).	Name of Issuer

CinCor Pharma, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

200 Clarendon Street, 6th Floor, Boston, MA 02116

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	venBio Global Strategic Fund III, L.P. (“Fund III”);
ii)	venBio Global Strategic GP III, L.P. (“General Partner III”);
iii)	venBio Global Strategic GP III, Ltd. (“GP Ltd. III”);
iv)	Robert Adelman (“Mr. Adelman”);
v)	Corey Goodman (“Mr. Goodman”); and
vi)	Aaron Royston (“Mr. Royston”)

This Statement relates to Shares (as defined herein) directly beneficially owned by Fund III. General Partner III is the sole general partner of Fund III, and GP Ltd. III is the sole general partner of General Partner III. Mr. Adelman, Mr. Goodman and Mr. Royston are directors of GP Ltd. III (collectively, the “Directors”). Accordingly, each of General Partner III, GP Ltd. III, and the Directors may be deemed to indirectly beneficially own the Shares reported herein.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is c/o venBio Partners, LLC, 1700 Owens Street, Suite 595, San Francisco, CA 94158.

Item 2(c).	Citizenship

Each of Fund III and General Partner III is a Cayman Islands exempted limited partnership. GP Ltd. III is a Cayman Islands exempted company. Each of the Directors is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Common stock, $0.00001 par value per share (the “Shares”)

Item 2(e).	CUSIP Number

17240Y109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

CUSIP No. 17240Y109	Page 9 of 11 Pages
Item 4.	Ownership
Item 4(a)	Amount Beneficially Owned

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 1,980,706 Shares.

Item 4(b)	Percent of Class

The percentages set forth in row 11 are based on 35,419,099 Shares expected to be outstanding upon closing of the Issuer’s initial public offering on January 11, 2022, as reported in the Issuer’s registration statement on Form S-1, file number 333-261738.

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.
	(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.
	(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.
	(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.
Each Reporting Person disclaims beneficial ownership of such securities except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 17240Y109	Page 10 of 11 Pages
SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 11, 2022

VENBIO GLOBAL STRATEGIC FUND III, L.P.

By:	VENBIO GLOBAL STRATEGIC GP III, L.P.
General Partner

By:	venBio Global Strategic GP III, Ltd.
General Partner
By:	*
Director

VENBIO GLOBAL STRATEGIC GP III, L.P.

By:	VENBIO GLOBAL STRATEGIC GP III, LTD.
General Partner

By:	*
Director

VENBIO GLOBAL STRATEGIC GP III, LTD.

By:	*
Director

*
Robert Adelman

*
Corey Goodman

*
Aaron Royston

*By:	/s/ David Pezeshki
David Pezeshki
As attorney-in-fact

This Schedule 13G was executed by David Pezeshki on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 17240Y109	Page 11 of 11 Pages
EXHIBIT INDEX

Ex.		Page No.

1	Joint Filing Agreement	12

2	Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.	13